June 22, 2021
Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

Autorité des marchés financiers British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Peak Fintech Group Inc.

We refer to the short form prospectus (the "Prospectus") of Peak Fintech Group Inc. (the "Company") dated June 22, 2021 relating to public offering of a maximum of 25,000,000 units of the Company.

We consent to being named and to the use, in the above-mentioned Prospectus, of our independent auditor's report dated April 30, 2021 to the shareholders of Peak Fintech Group Inc. on the following financial statements:

  Consolidated statements of financial position as at December 31, 2020 and 2019; and

  Consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2020 and 2019, and notes to the consolidated financial statements, including a summary of significant accounting policies.

We report that we have read the Prospectus and all documents incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Handbook - Assurance.

Yours very truly,

Louis Roy, CPA auditor, CA

Partner

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